July 18, 2013

Via EDGAR

Lisa Sellars

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments of the Staff of

the Securities and Exchange Commission to the Form 40-F for the

Year Ended March 31, 2013 of Just Energy Group Inc. (File No. 001-35400)

Dear Ms. Sellars:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated July 3, 2013, with respect to the Form 40-F for the year ended March 31, 2013 of Just Energy Group Inc. (the “Company”). The Company and its auditors, lawyers and other advisors are reviewing and considering the comments with a view to addressing the comments as soon as practicable. Further to our respective messages on July 17, 2013, the Company has determined that additional time is required to properly consider and address the comments and respectfully requests an extension to August 1, 2013. It is our expectation that the Company will be in a position to furnish the Staff with a response letter by that date.

Please feel free to telephone the undersigned at (416) 367-2574 if you have any questions or need additional information.

Yours very truly,

/s/ JONAH DAVIDS

Jonah Davids

Senior Vice President, Legal & Regulatory and General Counsel

cc:	James Allegretto

Angie Kim

(Securities and Exchange Commission)

Beth Summers, Chief Financial Officer

(Just Energy Group Inc.)

Christopher W. Morgan

Ryan Dzierniejko

(Skadden, Arps, Slate, Meagher & Flom LLP)